Exhibit 12(b)

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                   PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                        For the Year Ended December 31,
                                               2002      2001       2000        1999        1998
                                              ----------------------------------------------------
                                                                  (Millions)
Earnings as Defined in regulation S-K (A):

Pre-tax Income from Continuing Operations     $ 320     $ 324     $   994     $ 1,163     $ 1,006
Fixed Charges
                                                429       487         462         457         451
Preferred Securities Dividend Requirements
      of Consolidated Subsidiaries
                                                (13)      (24)        (46)        (46)        (44)
Preferred Stock Dividends, pre-tax
                                                 (7)       (8)        (15)        (15)        (15)
AFUDC
                                                 (1)       (2)         (1)         (7)        (12)
                                              ----------------------------------------------------
Total Earnings                                $ 728     $ 777     $ 1,394     $ 1,552     $ 1,386
                                              ====================================================

Fixed Charges as Defined in regulation S-K (B):

Total Interest Expense                        $ 407     $ 452     $   398     $   394     $   390
Interest Factor in Rentals
                                                  2         3           3           2           2
Preferred Securities Dividend Requirements
      of Consolidated Subsidiaries
                                                 13        24          46          46          44
Preferred Stock Dividends
                                                  4         5           9           9           9
Adjustment to Preferred Stock Dividends
     Requirements to state on a pre-income
       tax basis                                  3         3           6           6           6
                                              ----------------------------------------------------
Total Fixed Charges                           $ 429     $ 487     $   462     $   457     $   451
                                              ====================================================

Ratio of Earnings to Fixed Charges
                                               1.70      1.60        3.02        3.40        3.07

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude
(a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (including interest on the securitized debt) (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority-owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.